For the fiscal year ended October 31, 2007
File number 811-08085
Strategic Partners Mutual Funds, Inc.


SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

STRATEGIC PARTNERS CONCENTRATED GROWTH FUND
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

 NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

 To Our Shareholders:
    Notice is hereby given that a Special Meeting of Shareholders (the Meeting) of the Strategic Partners Concentrated Growth Fund (the SP Fund), a series of the Strategic Partners Mutual Funds, Inc. (SPMF), a Maryland corporation, is scheduled to be held at 100 Mulberry Street, Gateway Center Three, 14th Floor, Newark, New Jersey 07102, on Tuesday, September 11, 2007, at 5:00 p.m. Eastern time, for the following purposes:

    1. For shareholders of the SP Fund to approve or disapprove a Plan of Reorganization and the reorganization it contemplates, under which the SP Fund will transfer all of its assets to, and all of its liabilities will be assumed by, the Jennison Select Growth Fund (Jennison Fund), a series of Strategic Partners Opportunity Funds (Opportunity
Fund), a Delaware statutory trust. In connection with this proposed reorganization, each whole and fractional share of each class of the SP Fund will be exchanged for whole and fractional shares of equal dollar value of the corresponding class of the Jennison Fund, the outstanding shares of the SP Fund will be cancelled and the SP Fund will be liquidated and terminated.

    2. To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.
    The Board of Directors of SPMF, on behalf of the SP Fund, has fixed the close of business on June 13, 2007 as the record date for the determination of the shareholders of the SP Fund, entitled to notice of, and to vote at, the Meeting and any adjournments of the Meeting.


Votes For          Votes Against                 Abstain

6,675,537              317,416                   640,923